

March 16, 2016

Mail Stop 4631

Via E-mail
Mr. Scott Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, Colorado

> **Re:** **Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-07349**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 24

1. Please expand your disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment levels are due to volume of product or services provided and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. Please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated and segment levels. A few examples of some of the factors disclosed without quantification include but are not limited to:

- A decrease in segment earnings of $23.9 million in the Metal Beverage Packaging, Americas and Asia segment due primarily to unfavorable pricing
- A decrease in segment earnings of $30.6 million in the Metal Beverage Packaging, Europe segment due primarily to unfavorable currency exchange of $56 million and unfavorable manufacturing performance due to new line start-ups, partially offset by favorable sales mix and higher sales volume.
- A decrease in segment earnings of $46.5 million due primarily to earnings impacts from lower sales volumes, unfavorable currency exchange effects, unfavorable start-up costs, partially offset by extruded aluminum growth in Europe, the earnings form the Sonoco Acquisition and reduced selling general and administrative costs.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

3. Please expand your disclosures of the material factors impacting the line items comprising income from continuing operations to provide an analysis of the underlying facts and circumstances. For example, we note that "a customer shift in North American steel food containers" resulted in a decrease to net sales at the consolidated level and also for the Metal Food and Household Products Packaging reportable segment without an explanation as to what the shift was and whether this shift is expected to continue in the future. Another example is your reference to a change in product mix impacting the Metal Beverage Packaging, Europe and Metal Food and Household Products Packaging reportable segments without a discussion of what the change in product mix was and whether management expects this change in product mix to continue. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

4. We note your discussion and analysis of the change in income tax (benefit) expense on page 26. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Financial Condition, Liquidity and Capital Resources, page 29

5. We note your disclosure that taking into consideration outstanding credit and excluding the availability of under the accounts receivable securitization program, approximately $2.2 billion was available under the company's long-term multi-currency committed revolving facilities, $452 million of short-term uncommitted credit facilities and additional availability of $2.8 billion through the unsecured, committed bridge loan agreement. Please revise your disclosures to clarify if these amounts are available

without violating any covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Other Liquidity Measures, page 31

6. We note that you present various management performance measures including Comparable EBIT, Comparable EBITDA Comparable Earnings, and Free Cash Flow under the Other Liquidity Measures section. Given that the measures presented appear to be metrics used by management to evaluate company operating performance, the location of these non-GAAP measures under a liquidity title may result in confusion as to whether the measures are also liquidity measures. As such, please include the presentation and other Item 10(e) of Regulation S-K disclosures for those measures presented for operating performance purposes outside of the Financial Condition, Liquidity and Capital Resources section of MD&A, or clarify why you believe the measures are also measures for liquidity.

7. We note that you reconcile Comparable EBIT and Comparable EBITDA to earnings before taxes, as reported. Please revise your presentation to reconciled to net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and the guidance in Question 103.01of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. To the extent that you are presenting these measures for liquidity purposes, please reconcile from operating cash flows and also comply with the guidance in Question 102.06 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Finally, if you are presenting these non-GAAP measures for purposes of material debt covenants, please disclose this and ensure your disclosures provide the information required by Question 102.09 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

8. We note that you present free cash flow as a measure of your operating performance. Given that ``free cash flow´´ is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-GAAP measure as a performance measure. Also, the use of the words ``cash flow´´ in the measure´s title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. Further, we note your definition of this measure as starting with GAAP cash flow provided by operating activities. If you maintain that free cash flow is an operating performance measure in addition to a liquidity measure, then please provide an explanation as to why this measure is useful to investors as an operating performance measure in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also provide a reconciliation from net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Note 3 – Business Segment Information, page 51

9. We note you present geographic net sales for "US" and "Foreign." We also note that foreign sales represented 41% of total sales for 2015, and 2014 and 40% of total sales

for 2013. Given the materiality of your foreign operations, tell us what consideration you gave to separately disclosing net sales of individual foreign countries in accordance with ASC 280-10-50-41.

Note 21 – Contingencies, page 88

10. We note your disclosure that you do not believe the lawsuits, claims or proceedings that you are subject to are material individually or in the aggregate. We further note your statement, "…there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on the liquidity, results of operations, or financial condition of the company." Please revise your disclosures to address the potential discrepancy between these two disclosures. To the extent that it is reasonably possible that you have incurred material loss contingencies in excess of accrual, individually or in the aggregate, please provide the disclosures required by ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction